September 15, 2011

Securities and Exchange Commission

Public Filing Desk

100 F Street N.E.

Washington, D.C. 20549

RE:

Dunham Funds, File Numbers 333-147999 and 811-22153

Ladies and Gentlemen:

On behalf of Dunham Funds, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 18 to the Trust’s Registration Statement (the “Amendment”).  The Amendment is filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 to add a new series, the "Dunham Focused Large Cap Growth Fund," to the Trust.

If you have any questions, please contact JoAnn Strasser at (513) 352-6725.

Very truly yours,

/s/ THOMPSON HINE LLP

THOMPSON HINE LLP